INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, WI 53233

July 17, 2013

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – EuroPac Gold Fund
Request for Acceleration

Dear Ms. Dubey:

As the principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 378 under the Securities Act and Post-Effective Amendment No. 389 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on July 17, 2013 be accelerated to July 18, 2013.

Very truly yours,
Investment Managers Series Trust

By:	/s/ JOHN ZADER
John Zader
President

IMST DISTRIBUTORS, LLC
3 Canal Plaza, Suite 100 | Portland, ME 04101

July 17, 2013

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Investment Managers Series Trust – EuroPac Gold Fund
Request for Acceleration

Dear Ms. Dubey:

As the principal underwriter of the Investment Managers Series Trust (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) and Rule 488(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 378 under the Securities Act and Post-Effective Amendment No. 389 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on July 17, 2013 be accelerated to July 18, 2013.

Very truly yours,
IMST DISTRIBUTORS, LLC

By:	/s/ MARK FAIRBANKS
Name:	Mark Fairbanks
Title:	President